Schedule 13D                                                       Page 1 of 20

Cusip No. 879946606

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*


                     Telesystem International Wireless Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879946606
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Gregory A. Gilbert, Esq.
                              O'Melveny & Myers LLP
                           7 Times Square - 29th Floor
                              New York, N.Y. 10036
                                 (212) 408-2469
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 28, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                       Page 2 of 20

Cusip No. 879946606

--------------------------------------------------------------------------------
  1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (BHCA), L.P.
--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
           (a)
           ---------------------------------------------------------------------
           (b)   X
--------------------------------------------------------------------------------
  3.       SEC Use Only
                        ........................................................
--------------------------------------------------------------------------------
  4. Source of Funds (See Instructions) WC
                                        ........................................
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
                                    ............................................
--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization   Delaware
                                           .....................................
--------------------------------------------------------------------------------
                       7.  Sole Voting Power     6,922,803
  Number of                                     ................................
  Shares              ----------------------------------------------------------
  Beneficially         8.  Shared Voting Power    18,625,699
  Owned by                                      ................................
  Each                ----------------------------------------------------------
  Reporting            9.  Sole Dispositive Power   6,922,803
  Person With                                      .............................
                      ----------------------------------------------------------
                      10.  Shared Dispositive Power   18,625,699
                                                     ...........................
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person   25,548,502
                                                                  ..............
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                       .........................
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)    15.2%
                                                        ........................
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
         PN
.................................................................................

.................................................................................

Schedule 13D                                                       Page 3 of 20

Cusip No. 879946606

--------------------------------------------------------------------------------
  1. Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           JPMP TIW EH, LP
           .....................................................................
--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
--------------------------------------------------------------------------------
           (a)
           ---------------------------------------------------------------------
           (b)   X
--------------------------------------------------------------------------------
  3.       SEC Use Only
                        ........................................................
--------------------------------------------------------------------------------
  4. Source of Funds (See Instructions) WC
                                        ........................................
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
                                    ............................................
--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization   Ontario, Canada
                                           .....................................
--------------------------------------------------------------------------------
                       7.  Sole Voting Power     18,625,699
  Number of                                     ................................
  Shares              ----------------------------------------------------------
  Beneficially         8.  Shared Voting Power
  Owned by                                      ................................
  Each                ----------------------------------------------------------
  Reporting            9.  Sole Dispositive Power   18,625,699
  Person With                                      .............................
                      ----------------------------------------------------------
                      10.  Shared Dispositive Power
                                                     ...........................
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person   18,625,699
                                                                  ..............
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                       .........................
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)    11.1%
                                                        ........................
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
         PN
.................................................................................

.................................................................................

Schedule 13D                                                       Page 4 of 20

Cusip No. 879946606

NY1:1534020.3

PRELIMINARY NOTE: The information contained in this Schedule 13D Amendment has been filed to reflect the distribution to the Reporting Persons of an aggregate 6,918,419 Common Shares.

ITEM 1.    SECURITY AND ISSUER.

                  Item 1 has been amended and restated as follows:

                  The class of equity securities to which this statement relates is common shares, without par value (the "COMMON SHARES") of Telesystem International Wireless Inc., a Canadian corporation (the "ISSUER"), which is a class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934. The address of the principal executive offices of the Issuer is 1000 de la Gauchetiere Street West, 16th Floor, Montreal, Quebec, H3B 4W5.

ITEM 2.    IDENTITY AND BACKGROUND.

                  Item 2 has been amended and restated as follows:

                  (a) - (c)

                  This statement is being filed by JPMP TIW EH, LP, an Ontario, Canada limited partnership ("JPMP EH"), and J.P. Morgan Partners (BHCA), L.P. (as successor by merger of CCP Overseas Equity Partners I, L.P. with and into J.P. Morgan Partners (BHCA), L.P.), a Delaware limited partnership ("JPMP
(BHCA)").

                  JPMP EH's principal business office is located at 1221 Avenue of the Americas, New York, New York, 10020. JPMP EH is engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. The general partner of JPMP EH is JPMP TIW EH GP, LLC ("EH GP LLC"), a Delaware limited liability company, whose principal business office is located at the same address of JPMP EH, and is also engaged (through affiliates) in the venture capital and leveraged buyout business. The general partner of EH GP LLC, is JPMP (BHCA) which is described below.

                  JPMP (BHCA)'s principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP
(BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP MASTER FUND"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP CAPITAL CORP."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth in SCHEDULE A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter

Schedule 13D                                                       Page 5 of 20

Cusip No. 879946606


referred to as "JP MORGAN CHASE"), which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in SCHEDULE B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                  To each of the Reporting Persons' knowledge, the response to Items 2(d) and (e) of this Schedule 13D is negative with respect to the Reporting Persons and all persons whom information is required hereunder by virtue of the Reporting Persons' response to Item 2.

                  Except as set forth on Schedules A and B hereto, each of the executive officers and directors of JPMP EH, JPMP EH GP, JPMP (BHCA), JPMP Capital Corp., JPMP Master Fund and JP Morgan Chase is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION PURCHASE OF CAPITAL STOCK.

                  Item 3 has been amended and restated as follows.

                  TRANSACTIONS INVOLVING THE ISSUER

                  On March 10, 2000, JPMP (BHCA) (through its predecessor CCP Overseas Equity Partners I, L.P.) purchased an aggregate of US$150,000,000 of the Issuer's 7.75% Convertible Debentures, Series B, due March 9, 2010 (the "CDS").

                  In  September  2000 and March  2001,  the Issuer  paid to JPMP
(BHCA) the outstanding interest payment on the CDs in the form of subordinated voting shares ("SVS") rather than in cash. JPMP (BHCA) has sold in the public market all but 27,493 of the SVS received from such September 2000 and March 2001 in kind interest payments.

                  On May 11, 2000 and December 11, 2000, the Issuer issued to JPMP (BHCA) (through its predecessor CCP Overseas Equity Partners I, L.P.), pursuant to its "Stock Option Plan for the Directors of the Corporation" (the "OPTION PLANS"), options to purchase 1,639 and 820 SVS, (respectively, the "MAY OPTION" and the "DECEMBER OPTION", and together, the "OPTIONS"). Pursuant to the terms of the Option Plans, the Options were cancelled on October 12, 2001, which date is 60 days after Michael Hannon, an executive officer of JPMP Capital Corp. resigned from the Issuer's board of directors (the "BOARD").

                  On April 30, 2001, JPMP (BHCA) assigned and transferred, for cash consideration equal to the face value thereof, US$16,002,000, US$6,409,000, US$1,553,000 and US$1,036,000 in principal amount of the CDs to J.P. Morgan Asia Investment Partners, L.P., a Delaware limited partnership ("JAIP"), Asia Opportunity Fund, L.P., a Cayman Islands limited partnership ("AOF"), CAIP Co-Investment Fund Parallel Fund (I) C.V., a Netherlands "commanditaire vennootschap" ("CAIP (I)"), CAIP Co-Investment Fund Parallel Fund (II) C.V., a Netherlands "commanditaire vennootschap" ("CAIP (II)"), and together with JPMP
(BHCA), JAIP, AOF and CAIP (I), the "JP MORGAN INVESTORS", and together with JPMP EH and JPMP EH GP, "JP MORGAN")), respectively.

Schedule 13D                                                       Page 6 of 20

Cusip No. 879946606


                  The September 2001 interest payment due on the CDs was not paid by the Issuer to the JP Morgan Investors pursuant to an interest moratorium agreement entered into among the JP Morgan Investors and the Issuer (the "SEPTEMBER 2001 INTEREST AMOUNT").

                  Pursuant to the Recapitalization (as defined in Item 6), subject, to among other things, conditions more fully described in the MAPA (as defined in Item 6), on February 5, 2002 (the "CD CONVERSION Date") each JP Morgan Investor converted their CDs plus the September 2001 Interest Amount (the "CD CONVERSION") into an aggregate of 77,247,861 SVS (the "CD SVS"). On the CD Conversion Date, pursuant to the CD Conversion, JPMP (BHCA) converted US$125,000,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 64,373,218 SVS, AOF converted US$16,002,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 8,240,802 SVS, JAIP converted 6,409,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 3,300,544 SVS, CAIP (I) converted
US$1,553,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 799,773 SVS and CAIP (II) converted US$1,036,000 principal amount of CDs plus its share of the September 2001 Interest Amount into 533,525 SVS. In addition, the Issuer paid to JP Morgan US$182,690.11, which amount is equal to the interest due to the JP Morgan Investors on the September 2001 Interest Amount.

                  On December 14, 2001, the Issuer issued to JPMP (BHCA) in the First Tranche (as defined in Item 6) 8,843,877 Special Warrants (as defined in
Item 6) at a price per Special Warrant of US$0.6124765, for an aggregate purchase price of US$5,416,666.83. On February 5, 2002, JPMP (BHCA) assigned to JPMP EH (i) the right to receive the SVS issuable upon exercise of the 8,843,877 Special Warrants issued to JPMP (BHCA) in the First Tranche and (ii) the right to receive the 30,695,178 Special Warrants issuable to JPMP (BHCA) in the Second Tranche (as defined in Item 6) and all of the rights thereunder. Accordingly, on February 5, 2002, the Issuer issued to JPMP EH in the Second Tranche 30,695,178 Special Warrants (as defined in Item 6) at a price per Special Warrant of
US$0.6124765 paid by JPMP (BHCA), for an aggregate purchase price of US$18,800,075.19. Each Special Warrant entitled JPMP (BHCA) or JPMP EH, as the case may have been, in the absence of a Potential Group Determination (as defined in Item 6) and for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments) one SVS for each Special Warrant exercised.

                  On February 5, 2002, JPMP (BHCA) assigned to JPMP EH the right to receive the 4,817,446 SW Purchase Warrants (as defined in Item 6) issuable to JPMP (BHCA) which entitled JPMP (BHCA) to purchase, in the absence of a Potential Group Determination, to purchase up to 4,817,446 SVS (or Common Shares, as applicable), at a price equal to US$1.00 per share from the issue date thereof until March 31, 2003. Accordingly, on February 5, 2002, the Issuer issued to JPMP EH the 4,817,446 SW Purchase Warrants.

                  Additionally, on February 5, 2002, in return for limited partnership interests in JPMP EH equal to the proportionate share of the contribution or assignment of such securities and rights made by each JP Morgan Investor to JPMP EH, pursuant to the CD Conversion and the transactions related thereto, the JP Morgan Investors assigned the right to receive the CD SVS (as well as the Special Warrants and SW Purchase Warrants as described above) to JPMP

Schedule 13D                                                       Page 7 of 20

Cusip No. 879946606

EH and, on the CD Conversion Date, the Issuer issued all 77,247,861 CD SVS to, and in the name of, JPMP EH.

                  On February 28, 2002, the Issuer issued to JPMP EH 22,039,055 SVS upon exercise (i) by JPMP (BHCA) of all 8,843,877 Special Warrants issued in the First Tranche and (ii) by JPMP EH of 13,195,178 of the 30,695,178 Special Warrants issued in the Second Tranche (the "FEBRUARY 28 EXERCISE"). JPMP EH agreed not to exercise 17,500,000 of the 30,695,178 Special Warrants issued in the Second Trance, for which the Issuer issued to JPMP EH a new Special Warrant certificate.

                  On March 5, 2002, the Issuer and the Board determined the existence of a Potential Group Determination (as defined in Item 6) and, therefore, JPMP EH's remaining 17,500,000 Special Warrants were exercisable only for 17,500,000 Non-Voting Preferred Shares (as defined in Item 6) unless and until the Issuer and the Board, acting in a manner consistent with the MAPA, determined on or prior to the exercise of such Special Warrants that the exercise of all or a portion of such Special Warrants for SVS (or Common Shares, as the case may be) would not result in the occurrence of a Potential Group Determination.

                  On March 5, 2002, the Issuer and the Board determined the existence of a Potential Group Determination and, therefore, JPMP EH's 4,817,446 SW Purchase Warrants were exercisable for only 4,817,466 Non-Voting Preferred Shares unless and until the Issuer and the Board, acting in a manner consistent with the MAPA, determines on or prior to the exercise of all or a portion of JPMP EH's 4,817,66 SW Purchase Warrants for SVS (or Common Shares, as the case may be) would not result in the occurrence of a Potential Group Determination.

                  On March 13, 2002, the Issuer issued to JPMP EH 17,500,000 Non-Voting Preferred Shares upon exercise by JPMP EH of its 17,500,000 Special Warrants.

                  On March 13, 2002, pursuant to the Share Exchange Agreement, dated as of March 13, 2002, among JPMP EH, CDPQ, UFI and the Issuer (the "SHARE EXCHANGE AGREEMENT") (a copy of the Share Exchange Agreement is attached hereto as EXHIBIT 12 and is incorporated by reference into this Item 3), JPMP EH exchanged 17,500,000 SVS it beneficially owned for 17,500,000 Non-Voting Preferred Shares (as defined in Item 6) owned by CDPQ (the "NVP EXCHANGE"). As a result of the NVP Exchange and the effects of the determination of the Potential Group Determination (as defined in Item 6), the beneficial ownership of each of JPMP EH, EH GP LLC and JPMP (BHCA) decreased by 39,817,446 SVS, consisting of a decrease of 17,500,000 SVS from the NVP Exchange, a decrease of 17,500,000 SVS from the exercise of the Special Warrants for Non-Voting Preferred Shares (as defined in Item 6) on March 13, 2002 and, subject to future determinations by the Issuer and its Board of Directors with respect to a Potential Group Determination, if any, a decrease of 4,817,446 SVS from JPMP EH's SW Purchase Warrants becoming exercisable only for Non-Voting Preferred Shares (as defined in Item 6). On March 31, 2003 the SW Purchase Warrants terminated in accordance with its terms.

                  On May 17, 2002, the Issuer reclassified its shares from SVS to Common Shares.

                  On June 11, 2002,  pursuant to an  Assignment  and  Assumption
Agreement, 516145 N.B. Inc., a New Brunswick, Canada corporation and former general partner of JPMP

Schedule 13D                                                       Page 8 of 20

Cusip No. 879946606


EH, assigned and transferred all of its rights, title and interests, and all of its obligations, held as general partner of JPMP EH to JPMP EH GP.

                  On June 23, 2003, the Issuer effected a 5 for 1 reverse stock split of its Common Shares.

                  SECONDARY OFFERING

                  On March 25, 2004, JPMP (BHCA) elected to convert 35,000,000 Non-Voting Preferred Shares into 7,000,000 Common Shares.

                  On March 25, 2004, each of JPMP EH and JPMP (BHCA) sold 4,114,508 and 969 Common Shares, respectively, in connection with a secondary public offering (the "SECONDARY OFFERING") pursuant to which the Issuer issued 7,000,000 primary Common Shares and selling stockholders of the Issuer sold in the aggregate 14,000,000 Common Shares. In addition, each of the Issuer and the selling stockholders granted the underwriters an option (the "OVER-ALLOTMENT OPTION") to purchase an additional 3,150,000 Common Shares (2,100,000 secondary shares) including 617,176 and 145 by each of JPMP EH and JPMP (BHCA), respectively. The gross purchase price for each Common Share sold in the Secondary Offering was US$9.50.

                  On April 5, 2004, each of JPMP EH and JPMP (BHCA) sold 617,176 and 145 Common Shares, respectively, pursuant to the underwriters' exercise of the Over-Allotment Option. The gross purchase price for each Common Share sold pursuant to the exercise of the Over-Allotment Option was US$9.50.

                  MOBIFON TRANSACTIONS

                On July 23, 2004, the Issuer entered into a Share Transfer Agreement (the "SHARE TRANSFER AGREEMENT") (a copy of the Share Transfer Agreement is attached hereto as EXHIBIT 17 and is incorporated by reference into this Item 3), with Deraso Holdings Limited ("DERASO"), Devaynes Holdings Limited ("DEVAYNES"), Upson Enterprises Limited ("UPSON"), Emporiki Venture Capital Emerging Markets Limited (together with Deraso, Devaynes and Upson, the "SELLERS"), ROMGSM, Kurisa Holdings N.V. ("KURISA"), the shareholders of ROMGSM set forth therein, including JPMP (BHCA) (the "ROMGSM SHAREHOLDERS"), MobiFon Holdings B.V. ("MOBIFON HOLDINGS"), Bruno Ducharme, Andre Gauthier and Margriet Zwarts (together with Bruno Ducharme and Andre Gauthier, the "INDIVIDUAL PURCHASERS").

                   Pursuant to the Share Transfer Agreement, on September 14, 2004, the Sellers transferred all of their common shares (the "MOBIFON SHARES") of MobiFon S.A. to MobiFon Holdings, a subsidiary of the Issuer, except for three shares which were transferred, one each, to the Individual Purchasers. In exchange, the Issuer issued 28,358,499 of its Common Shares to the Sellers and paid the Sellers US$36.6 million in cash.

                   Deraso, through Kurisa, is wholly-owned by ROMGSM. As consideration for Deraso transferring its 23,295,234 MobiFon Shares to MobiFon Holdings, the Issuer paid US$35.6 million to Deraso and, at the instruction of Deraso, issued 26,230,433 Common Shares otherwise issuable to Deraso directly to ROMGSM.

Schedule 13D                                                       Page 9 of 20

Cusip No. 879946606


                   ROMGSM has caused Deraso to sell its MobiFon Shares in exchange for the Common Shares for investment purposes.

                   Subject to compliance with the Lock-up Period (as defined in Item 6), ROMGSM may, from time to time, sell Common Shares and distribute the proceeds of such Common Shares or dividends received on the Common Shares to the ROMGSM Shareholders. In addition, ROMGSM may distribute the Common Shares to the ROMGSM Shareholders.

                  On October 28, 2004, JPMP (BHCA) received a distribution of 6,918,419 Common Shares from ROMGSM. JPMP BHCA has invested approximately $23,706,590 in shares of ROMGSM (the "ROMGSM SHARES") in transactions talking place in 1998. In addition to the current distribution of Common Shares, JPMP
(BHCA) has received cash distributions on the ROMGSM Shares since the date of initial investment in ROMGSM.

                  SOURCE OF FUNDS

                  The funds provided by JPMP BHCA for the acquisition of the CDs, the Special Warrants and the ROMGSM Shares (in the case of the acquisition of the CDs and ROMGSM Shares, through its predecessor CCP Overseas Equity Partners, L.P.) were obtained from JPMP (BHCA)'s working capital, which includes funds that are held for such purpose. The funds provided by AOF, JAIP, CAIP (I) and CAIP (II) for the acquisition of the CDs from JPMP (BHCA) were obtained from their working capital, which includes funds that are held for such purpose. The funds provided by ROMGSM for the acquisition of the Mobifon Shares were obtained from its working capital, which includes funds that are held for such purpose. Any funds provided by JP Morgan for the transactions described in Item 6 will be obtained from JP Morgan's working capital, which includes funds that are held for such purpose.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 has been amended and restated as follows:

                  (a) - (c), (e) See the description of the transaction in Item 3 and Item 6.

                  (d) Pursuant to the Amended and Restated Investor Rights Agreement dated January 24, 2002, (as amended, the "IRA") (a copy of which is attached hereto as EXHIBIT 6 and incorporated by reference into this Item 4), on March 5, 2002 the Issuer (i) caused a reduction of the size of its Board of Directors (the "BOARD") to eight (8) members, (ii) caused the appointment to the Board of the nominees of the Investors (as defined in Item 6) and the nominees provided by the Board, as provided for under the IRA, who are not already members of the Board, and (iii) caused to be executed such documentation as is legally or otherwise required to effect the foregoing.

                  On March 5, 2002, pursuant to the terms of the IRA, (x) the JP Morgan Investors, collectively, and (y) each of UFI, Telesystem and CDPQ, individually, nominated candidates for appointment or election to the Board as follows:

                  CDPQ - 1 Board member

                  Telesystem - 2 Board members

Schedule 13D                                                       Page 10 of 20

Cusip No. 879946606

                  JP Morgan Investors - 2 Board members

                  UFI - 1 Board member;

                  Subject to (a) the requirements of the Canada Business Corporation Act and the rules of The Toronto Stock Exchange and The Nasdaq Stock Market (or the NASD), as applicable, and (b) the additional requirements of the IRA, the Board shall have the right to nominate for election or appointment to the Board any other individual persons required to bring the number of directors on the Board to eight (8) members; provided, however, that such other individual persons so nominated for election or appointment by the Board shall at all times consist of, to the extent practicable, persons who (i) are independent of the Issuer's management, the Investors and the Issuer, and (ii) possess substantial industry or other experience relevant or applicable to the strategic decision making of the Issuer.

                  Pursuant to the IRA, each Investor covenanted and agreed with the other Investors to vote all of its Shares in favor of the nominees put forward for election by each Investor and the Board in accordance with the IRA at each of the Issuer's duly constituted shareholders' meetings at which members of the Board are to be elected, and each Investor and the Issuer shall use their respective best efforts to cause any vacancy on the Board to be filled by a nominee of the Investor, or the Board, as the case may be, entitled to fill that vacancy. Nothing in the IRA requires any Party thereto to grant a proxy in favor of another Party thereto or to management of the Issuer.

                  On September 25, 2003, as a result of CDPQ's sale of all of its securities in the Issuer, the IRA was amended to provide for the termination of the rights and obligations of CDPQ under the IRA including the right to appoint a member to the Board.

                  On March 17, 2004, the IRA was further amended and restated (a copy of which is attached hereto as EXHIBIT 15 and incorporated by reference into this Item 4) to provide for the addition of EEIF Melville B.V. and certain of its affiliates as parties to the IRA and in particular, to evidence the agreement of the parties to vote in favor of EEIF's nominee to the Board.

                  On May 6, 2004, the IRA was further amended and restated (a copy of which is attached hereto as EXHIBIT 18 and incorporated herein by reference) to provide for the addition of CDPQ and certain of their affiliates to again be a party to the IRA and, in particular, to evidence the agreement of the parties to vote in favor of CDPQ's nominee to the Board and to reduce the Telesystem nominees on the Board to 1 Board member.

                  (f) - (j)

                  Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relate to, or would result in, any of the actions specified in clauses (f) through (j) of Item 4 of
Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Shares to cease to be listed on the Nasdaq National Market System or causing the Issuer's Common Shares to become eligible for

Schedule 13D                                                       Page 11 of 20

Cusip No. 879946606


termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 has been amended and restated as follows.

                  (a) - (b) JPMP EH may be deemed the beneficial owner of 18,625,699 of the Common Shares. Based upon the 168,261,054 of Common Shares outstanding as of October 28, 2004, JPMP EH's deemed beneficial ownership represents approximately 11.1% of the Common Shares of the Issuer. JPMP EH has sole voting power and dispositive power with respect to its Common Shares.

                  JPMP (BHCA) may be deemed the beneficial owner of 25,548,502 of the Common Shares. Based upon the 168,261,054 of Common Shares outstanding as of October 28, 2004, JPMP (BHCA)'s deemed beneficial ownership represents 15.2% of the Common Shares of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to 6,922,803 Common Shares and shared voting power and dispositive power with respect to 18,625,699 Common Shares.

                   (c) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 has been amended and restated as follows.

                  On November 28, 2001, the Issuer entered into a master and purchase agreement, as such agreement has been amended by a certain First
Amending Agreement, dated as of January 18, 2002, a certain Second Amending Agreement, dated as of January 24, 2002, a certain Third Amending Agreement, dated as of February 5, 2002 and a certain Fourth Amending Agreement, dated as of March 4, 2002 (collectively the "MASTER AND PURCHASE AGREEMENT" or the "MAPA") (copies of the Master and Purchase Agreement, the First Amending Agreement, the Second Amending Agreement, the Third Amending Agreement and the Fourth Amending Agreement are attached hereto as EXHIBIT 3, EXHIBIT 7, EXHIBIT 8, EXHIBIT 10 and EXHIBIT 12, respectively, and are incorporated by reference into this Item 6) with CDPQ, UFI, the JP Morgan Investors and Telesystem, which Master and Purchase Agreement provides, subject to certain conditions, for the recapitalization of the Issuer. More specifically, the Master and Purchase Agreement contemplates several interrelated transactions (collectively, the "RECAPITALIZATION") summarized as follows:

     o A private placement of an aggregate of up to US$90 million in special warrants of the Issuer ("SPECIAL WARRANTS") to CDPQ, JPMP (BHCA) and Telesystem (the "PRIVATE PLACEMENT"), in two separate tranches of US$15 million (the "FIRST TRANCHE") and up to US$75 million (the "SECOND TRANCHE");

Schedule 13D                                                       Page 12 of 20

Cusip No. 879946606


     o The issuance to UFI of warrants to purchase up to a total of 15 million Subordinate Voting Shares of the Issuer at US$1.00 per share, exercisable at anytime on or before September 30, 2002 (the "UFI PURCHASE WARRANTS");

     o The issuance to JPMP (BHCA), CDPQ and Telesystem of warrants to purchase up to 16,350,000 Subordinate Voting Shares at US$1.00 per share, exercisable at anytime on or before March 31, 2003 (the "SW PURCHASE WARRANTS");

     o   An amendment to the Issuer's employee stock incentive plan;

     o The conversion by UFI and the JP Morgan Investors of all of the Series A and Series B 7.75% Convertible Debentures due 2010 of the Issuer (the "CDS"), plus certain of the accrued and unpaid interest thereon, for a total of 154,495,722 Subordinate Voting Shares of the Issuer;

     o The redesignation of all Subordinate Voting Shares of the Issuer into a newly issued class of "COMMON SHARES" of the Issuer (which Common Shares will be registered under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended).

                 REDESIGNATION OF THE SUBORDINATE VOTING SHARES

                  On May 17, 2002, the Issuer reclassified its shares from SVS to Common Shares.

 OVERRIDE ADJUSTMENT UPON AND ISSUANCE OF NON-VOTING PREFERRED STOCK POTENTIAL
         GROUP DETERMINATION AND ISSUANCE OF NON-VOTING PREFERRED STOCK

                  On March 5, 2002, the Issuer's Board of Directors, acting with the benefit of legal counsel, determined that the issuance of the underlying securities upon the exercise of the Special Warrants, the UFI Purchase Warrants and the SW Purchase Warrants, when combined with the acquisition or continuing ownership of other securities of the Issuer by UFI, CDPQ, JP Morgan and Telesystem (each, an "INVESTOR", and together, the "INVESTORS") or any of their affiliates (whether pursuant to the Master and Purchase Agreement or otherwise) would be likely to result in any combination of the Investors and their affiliates (other than Telesystem) (the "NON-EXEMPT PURCHASERS") being considered a "group" within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, such that certain provisions of the Issuer's debt instruments pertaining to a change of control of the Issuer may be triggered (the "POTENTIAL GROUP DETERMINATION"). As a result of the Potential Group Determination, the Non-Exempt Purchasers agreed to accept, in lieu of 54,817,446 voting securities of the Issuer which they were entitled to receive pursuant to the Master and Purchase Agreement, 54,817,446 convertible non-voting preferred shares of the Issuer ("NON-VOTING PREFERRED SHARES"). In determining the number of Non-Voting Preferred Shares to be issued, the Issuer and the Investors intended to ensure the existence of a reasonable cushion to protect against a Potential Group Determination being triggered by variances in the number of Subordinate Voting Shares owned by the Investors and their affiliates (as well as persons who could be deemed to be part of the "group" under the Securities Exchange Act of 1934, as amended) from time to time. The Non-Voting Preferred Shares are convertible into SVS on a one-for-one basis (subject to certain other anti-dilution provisions) at the option of the holders thereof or the Issuer only upon the

Schedule 13D                                                       Page 13 of 20

Cusip No. 879946606


determination by the Issuer's Board of Directors that the Potential Group Determination is no longer applicable and that the conversion of the Non-Voting Preferred Shares into SVS would not result in another Potential Group Determination being made by the Issuer's Board of Directors. Additionally, the Issuer and the Non-Exempt Purchasers agreed that in order to prevent the occurrence of a Potential Group Determination, (i) the outstanding UFI Purchase Warrants were exercisable only for 15,000,000 Non-Voting Preferred Shares, (ii) the outstanding 4,817,446 SW Purchase Warrants held by JPMP EH were exercisable only for 4,817,446 Non-Voting Preferred Shares, (iii) the outstanding 17,500,000 Special Warrants held by JPMP EH were exercisable only for 17,500,000 Non-Voting Preferred Shares and (iv) the outstanding 17,500,000 Special Warrants held by CDPQ were exercisable only for 17,500,000 Non-Voting Preferred Shares, in each of (i) through (iv) above unless and until the Issuer and its Board of Directors, acting in a manner consistent with the MAPA, determined on or prior to the exercise of such Purchase Warrants or Special Warrants, as the case may be, that the exercise of all or a portion of such Purchase Warrants or Special Warrants, as the case may be, for Subordinate Voting Shares (or Common Shares, as the case may be) would not result in the occurrence of a Potential Group Determination.

                                       IRA

                  Pursuant to the IRA (which is more fully described in Item 4), the Issuer is subject to the approval of either two thirds or three quarters of the votes cast by the members of the Board present and eligible to vote for certain of its corporate decisions. In addition, if any of the Investors, either individually or as part of a group (the "CO-SALE GROUP") of two or more Investors acting jointly and in concert (such individual Investor or Co-Sale Group member being the "CO-SALE OFFEREE") proposes to transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, either voluntarily or involuntarily and with or without consideration Shares ("TRANSFER"), or receives an offer to Transfer (that it wishes to accept), to any third party (the "CO-SALE OFFEROR") Shares of such Investor that either alone, or together with any other Co-Sale Offeree, represent more than 15% of the total equity securities of the Issuer issued and outstanding as of the date of such offer, the Co-Sale Offeree, either for itself or on behalf of the Co-Sale Group, shall, notify the other Investors of the material terms and conditions of such offer.

                  No Co-Sale Offeree shall Transfer any Shares to the Co-Sale Offeror unless each Investor (other than any Co-Sale Offeree) who desires to do so is permitted to Transfer its respective pro rata amount (based upon the aggregate number of Voting Securities of the Issuer outstanding at such time and held by all Investors) of the aggregate number of Voting Securities to which the Co-Sale Offer relates.

                        SHARE TRANSFER AGREEMENT LOCK-UP

                  The Share Transfer Agreement (which is more fully described in Item 3) prohibits the ROMGSM Shareholders and ROMGSM (other than a distribution by ROMGSM of the Common Shares to the ROMGSM Shareholders), from transferring or otherwise dealing in any of the Common Shares acquired under the Share Transfer Agreement for a period (the "LOCK-UP PERIOD") of: (a) regarding 50% of the Common Shares acquired under the Share Transfer Agreement, 12 months from the issuance of the Common Shares by the Issuer pursuant

Schedule 13D                                                       Page 14 of 20

Cusip No. 879946606


to the Share Transfer Agreement (the "COMPLETION DATE"), (b) regarding 16.7% of the Common Shares acquired under the Share Transfer Agreement, nine months from the Completion Date, (c) regarding 16.7% of the Common Shares acquired under the Share Transfer Agreement, six months from the Completion Date and (d) regarding 16.7% of the Common Shares acquired under the Share Transfer Agreement, three months from the Completion Date. The distribution of the Common Shares by ROMGSM to the ROMGSM Shareholders is allowed prior to the termination of the Lock-up Period by the Share Transfer Agreement.

                  JP Morgan disclaims beneficial ownership of any securities beneficially owned by each of UFI, CDPQ, Telesystem and EEIF. In addition, JP Morgan disclaims beneficial ownership of any securities beneficially owned by the ROMGSM Shareholders (other than JP Morgan) and ROMGSM.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 has been amended as follows:

                  Exhibit 17 - Share Transfer Agreement, dated July 23, 2004 among Deraso Holdings Limited, Devaynes Holdings Limited, Upson Enterprises Limited, Emporiki Venture Capital Emerging Markets Limited, ROMGSM, Kurisa Holdings N.V., the shareholders of ROMGSM set forth therein, MobiFon Holdings B.V., Bruno Ducharme, Andre Gauthier and Margriet Zwarts.

                  Exhibit 18 - Third Amended and Restated Investor Rights Agreement, dated May 6, 2004, among the Issuer and the Investors identified therein.

Schedule 13D                                                       Page 15 of 20

Cusip No. 879946606


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

        Date:   November 1, 2004

                                         JPMP TIW EH, LP

                                         By:  JPMP TIW EH GP, LLC
                                              its General Partner

                                         By:  J.P. Morgan Partners (BHCA), L.P.
                                              its Sole Member

                                         By:  JPMP Master Fund Manager, L.P.,
                                              its General Partner

                                         By:  JPMP Capital Corp.,
                                              its General Partner


                                         By:  /s/ MICHAEL R. HANNON
                                              ----------------------------------
                                              Name:  Michael R. Hannon
                                              Title: Managing Director



                                         J.P. MORGAN PARTNERS (BHCA), L.P.

                                         By:  JPMP Master Fund Manager, L.P.,
                                              its General Partner

                                         By:  JPMP Capital Corp.,
                                              its General Partner


                                         By:  /s/ MICHAEL R. HANNON
                                              ----------------------------------
                                              Name:  Michael R. Hannon
                                              Title: Managing Director

Schedule 13D                                                       Page 16 of 20

Cusip No. 879946606

                                   SCHEDULE A

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

President                             Jeffrey C. Walker*
Chief Investment Officer              Arnold L. Chavkin*
Managing Director                     Dr. Dana Beth Ardi*
Managing Director                     Christopher C. Behrens*
Managing Director                     Julie Casella-Esposito*
Managing Director                     Rodney A. Ferguson*
Managing Director                     Cornell P. French*
Managing Director                     Michael R. Hannon*
Managing Director                     David J. Gilbert*
Managing Director                     Jonathan R. Lynch*
Managing Director                     Stephen P. Murray*
Managing Director                     Timothy Purcell*
Managing Director                     John Reardon*
Managing Director                     Faith Rosenfeld*
Managing Director                     Shahan D. Soghikian*
Managing Director                     William Stuck*
Managing Director                     Patrick J. Sullivan*
Managing Director                     Timothy J. Walsh*
Managing Director                     Richard D. Waters, Jr. *
Managing Director                     Damion E. Wicker, M.D.*






--------------
(1) Each of whom is a United States citizen except for Messrs. Irigoin and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

Schedule 13D                                                       Page 17 of 20

Cusip No. 879946606


                                  DIRECTORS(1)

                              William B. Harrison**

                               Jeffrey C. Walker*

















-------------
(1) Each of whom is a United States citizen except for Messrs. Irigoin and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13D                                                       Page 18 of 20

Cusip No. 879946606


                                   SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer               William B. Harrison Jr.*
President and Chief Operating Officer                           James Dimon*
Vice Chairman, Chairman of Investment Bank and                  David A. Coulter*
   Head of Private Equity and Asset & Wealth  Management
Chief Information Officer                                       Austin Adams*
Chief Financial Officer                                         Michael J. Cavanagh*
Director of Human Resources, Head of Real Estate/Facilities,    John J. Farrell*
   General Services, Security
Co-General Counsel                                              Joan Guggenheimer*
Director of Corporate Marketing and Communications              Frederick W. Hill*
Co-General Counsel                                              William H. McDavid*
Head of JPMorgan Partners                                       Jeffrey C. Walker**
Chief Risk Officer                                              Don M. Wilson III*









-------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

Schedule 13D                                                       Page 19 of 20

Cusip No. 879946606


                                  DIRECTORS(1)

 NAME                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
                             BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer            Retired Chairman of the Board and
                             Chief Executive Officer
                             Deere & Company
                             One John Deere Place
                             Moline, IL 61265-8098
--------------------------------------------------------------------------------
 John H. Biggs               Former Chairman and CEO
                             TIAA - CREF
                             780 Third Avenue, 18th Floor
                             New York, NY 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy         Retired Chairman of the Board
                             Honeywell International
                             104 West Mountain Road
                             Ridgefield, CT 06877-3638
--------------------------------------------------------------------------------
 Stephen B. Burke            President
                             Comcast Cable Communications, Inc.
                             1500 Market Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
 James S. Crown              President
                             Henry Crown and Company
                             222 North LaSalle Street, Suite 2000
                             Chicago, IL 60601
--------------------------------------------------------------------------------
 James Dimon                 President and Chief Operating Officer
                             J.P. Morgan Chase & Co.
                             270 Park Avenue, 8th Floor
                             New York, New York 10017-2070
--------------------------------------------------------------------------------
 Ellen V. Futter             President and Trustee
                             American Museum of Natural History
                             Central Park West at 79th Street
                             New York, New York 10024
--------------------------------------------------------------------------------
 William H. Gray, III        President and Chief Executive Officer
                             The College Fund/UNCF
                             c/o Jennifer Gray
                             7767 Hunt Club Drive
                             Mason, OH 45040
--------------------------------------------------------------------------------


-------------
(1)  Each of whom is a United States citizen.

Schedule 13D                                                       Page 20 of 20

Cusip No. 879946606


 NAME                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
                             BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 William B. Harrison, Jr.    Chairman of the Board and Chief Executive Officer
                             J.P. Morgan Chase & Co.
                             270 Park Avenue, 8th Floor
                             New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.       Chairman and Chief Executive Officer
                             Clear Creek Properties, Inc.
                             2365 Harrodsburg Road, Suite B230
                             Lexington, KY 40504-3300
--------------------------------------------------------------------------------
 Lee R. Raymond              Chairman of the Board and Chief Executive Officer
                             Exxon Mobil Corporation
                             5959 Las Colinas Boulevard
                             Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John W. Kessler             Owner
                             John W. Kessler Company
                             P.O. Box 772
                             New Albany, Ohio 43054
--------------------------------------------------------------------------------
 Robert I. Lipp              Chairman
                             The St. Paul Travelers Companies, Inc.
                             One Tower Square
                             Hartford, CT 06183
--------------------------------------------------------------------------------
 Richard A. Monoogian        Chairman and Chief Executive Officer
                             Masco Corporation
                             21001 Van Born Road
                             Taylor, MI 48180
--------------------------------------------------------------------------------
 David C. Novak              Chairman and Chief Executive Officer
                             Yum! Brands, Inc.
                             P.O. Box 32220
                             Louisville, KY 40232
--------------------------------------------------------------------------------
 John R. Stafford            Retired Chairman of the Board
                             Wyeth
                             Five Giralda Farms
                             Madison, NJ 07940
--------------------------------------------------------------------------------